

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 13, 2006

Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043

Re: **Google Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005, September 30, 2005,
March 31, 2006 and June 30, 2006
Form 8-K filed January 31, 2006
Definitive Proxy Statement on Schedule 14A
Filed on March 31, 2006
File No. 000-50726

Dear Mr. Schmidt:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed a confidential treatment request, Control No. 18573. Please be advised that we continue to process this request. Correspondence will follow under separate cover in the near future.

Form 10-K for the year ended December 31, 2005

Item 1. Business, page 1

Intellectual Property, page 15

2. We refer you to prior comment 8 and your response that the intellectual property claims that you are subject to "are not material to Google." Please advise of the basis for your belief. In this regard, please tell us the context in which these claims have been brought and the potential impact to Google if the referenced intellectual property claims are successful.

Item 3. Legal Proceedings, page 38

3. We note your conclusion resulting from our prior comment 9 that "the disclosure of Google's current legal proceedings is not required by Item 103 of Regulation S-K." Similar to the immediately preceding comment, please advise of the basis for your belief that disclosure regarding Google's legal proceedings is not material pursuant to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Revenue, page 48

4. We refer you to your response to prior comment 12. To the extent that the advertising revenue recognized by your web sites and Google Network web sites increase for the same reasons, please clarify in future filings. To the extent that future revenues recognized from your web sites and Google Network sites increase for differing reasons, please discuss the increases independently to better describe your tabular analysis. See the Commission's "Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section III. B. 1.

5. Your response to prior comment number 14 and the disclosure in your June 30, 2006 Form 10-Q indicates the total number of paid clicks and ads displayed are important metrics used by management to evaluate your financial condition and operating performance. For example, your response states, "the total number of paid clicks is a key indicator of [y]our financial condition and operating performance." Since you have identified these metrics as key and important indicators of financial performance, additional disclosure which quantifies and analyzes these results would provide an improved understanding of your financial results. We refer you to SEC Release 33-8350 (the "Release"), Sections III.B.1 and 3 which notes that you "should identify and address those key variables and other qualitative and quantitative factors

which are peculiar to and necessary for an understanding and evaluation of the individual company." Please indicate to the staff how you intend to comply with the Release.

Consolidated Balance Sheets, page 73

6. We note you have combined Class A and Class B common stock in one financial statement caption on your consolidated balance sheets.   In view of the two classes with significant disparate voting, and thereby control rights, you should provide separate financial statement captions for each class of common stock issued pursuant to Rule 5-02.30 of Regulation S-X. Please indicate to the staff how you intend to comply with Rule 5-02.30 of Regulation S-X.

Consolidated Statements of Income, page 74

7. We have read your response to prior comment number 19 and believe that basic and diluted earnings per share ("EPS") are required for each class of common stock pursuant to paragraph 61 of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your statement of operations and in your footnote disclosure. Please note, however, that if you have a material number of dilutive securities in one of the respective classes of common stock, this may result in different diluted EPS for two classes.   Also, note that while the computation of diluted EPS for Class A shares should assume conversion of Class B shares, diluted EPS for Class B shares should not assume conversion of those shares. Your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each Class of common stock. Finally, the staff will not object to your pro-rata allocation of undistributed earnings to each Class of common stock based on your assertion that 84% of the outstanding Class B shares are controlled by the Company's two founders and CEO, who have the ability to elect the board of directors (the "BOD") through their collective voting rights (with the BOD having the right to declare dividends to each Class), and your assertion that those Class B shareholders expect both Classes to participate equally in distributions. In this regard, you should disclose in your footnotes why you are allocating undistributed earnings on a pro-rata basis to each Class despite the fact that the BOD is legally permitted to make distributions to Class A shareholders to the exclusion of Class B shareholders.

Note 1. Google Inc. and Summary of Significant Accounting Policies

Revenue Recognition, pages 77-78

8. Your response to prior comment 21 indicates that you do not have undelivered items in your AdSense agreements as the search services and revenue share agreement

elements are delivered simultaneously over the period of the arrangement. Since these elements are delivered over the arrangement term and remain undelivered until the arrangement expires, tell us how you have established objective and reliable evidence of fair value to separate these elements into separate units of accounting pursuant to EITF 00-21. Paragraphs 9.b and 12 of EITF 00-21 require objective and reliable evidence of fair value of the search services and revenue share agreement elements to allocate the arrangement consideration to the separate units based on relative fair value. If there is insufficient evidence of the fair value of these elements, tell us whether combining the elements into a single unit of accounting pursuant to paragraph 10 of EITF 00-21 impacts the recognition of revenue.

Net Income per Share, page 82

9. We note your disclosure combines all dilutive securities in the same caption in your computation of diluted net income per share. This disclosure does not appear to comply with paragraph 40.a of SFAS 128, which states "[t]he reconciliation shall include the individual income and share amount effects of all securities that affect earnings per share. Illustration 2 in Appendix C provides an example of that disclosure." Therefore, you should disclose the individual share amount of each type of dilutive security separately. Please indicate to the staff how you intend to comply with this disclosure requirement.

Other Legal Matters, page 95

10. Your response to prior comments 26 and 27 indicates that you have not provided additional disclosure with respect to your individual claims and loss contingencies as you have determined the outcome of such matters will not have a material impact on your business. Clarify the materiality threshold you apply when determining whether disclosure of individual claims is required pursuant to paragraphs 9 and 10 of SFAS 5. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. See SAB Topic 5:Y, Question 2 for additional disclosure guidance.

11. Additionally, we note you did not provide separate disclosure in your contingencies footnote of the Lane's Gift class action lawsuit settlement in your June 30, 2006 Form 10-Q. Please explain how you determined this lawsuit settlement did not have a material impact on your business.

Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June 30, 2005, September 30, 2005 and Form 8-K filed January 31, 2006

Provision for Income Taxes

12. We note your response to prior comment number 32, which indicates that the actual revenue and spending mix between the U.S. and your Irish subsidiary compared to the forecast in the fourth quarter resulted in the 160 basis point increase in your effective tax rate compared to your forecast. Please explain to us why the forecasted allocation between the US operations and Irish subsidiary revenues earned and expenses incurred is subject to significant volatility and uncertainty, and if true, why it was specific to the fourth quarter of 2005. Describe the nature of the relationship of the US operations and Irish subsidiary that cause the volatility and uncertainty.

13. Please provide quantified analysis of the differences that occurred between U.S. operations and the Irish subsidiary forecasted versus actual allocations of revenue and expenses for each of the quarters in fiscal years 2003 and 2004.

14. Explain whether you encounter similar forecasting issues with revenues earned and expenses incurred in other international subsidiaries besides Ireland. In this respect, we note from your disclosure on page 100 of your Form 10-K for the fiscal year ended December 31, 2005 that fiscal year 2005 revenues earned from the "Rest of the world" are significantly higher than revenues earned in the United Kingdom.

15. In addition, in response to comment number 1 of your letter dated May 12, 2006, you indicate that revenues recognized in the U.S. were greater than forecasted in the fourth quarter 2005 due to seasonality. Clarify why you did not anticipate the impact of seasonality on fourth quarter 2005 revenues earned in the U.S. In this respect, we note you indicate "commercial queries typically increase significantly in the fourth quarter of each fiscal year" on page 46 of your Form 10-K for the fiscal year ended December 31, 2005. Clarify why your Irish subsidiary was not impacted by the fourth quarter seasonality in fiscal year 2005.

Schedule 14A

Certain Relationships and Related Transactions, page 30

16. We refer you to your response to prior comment 35. Further advise of the basis for your belief that Mr. Hennessy's "position as President of Stanford University does not give rise to a direct or indirect interest in the PageRank license arrangements pursuant to Item 404(a)."

Executive Compensation, page 31

17. We note your response to prior comment 36. Please tell us whether there has been any change to the executive compensation information for 2003, as last publicly provided in your registration statements that were declared effective in 2004.

Closing

       You may contact Chris White at (202) 551-3461 or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611 with any other questions.

       Sincerely,

       Barbara C. Jacobs
       Assistant Director